November 30, 2023

Mr. Daniel Morris

Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Jet.AI Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 27, 2023
File No. 333-274432

Dear Mr. Morris:

We acknowledge receipt of the comments in your letter dated November 14, 2023 and via telephone comment regarding the Registration Statement of Jet.AI Inc. (the “Company”), which we have set out below, together with our responses. All terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Telephone Comment received November 15, 2023.

As requested by the Staff, the Company has clarified on the top of the front cover the number of shares of Common Stock being offered by the Company in the primary offering and the number of shares of Common Stock being offered by the selling stockholders in the resale offering.

With respect to disclosure regarding the commitment fee payable under the Share Purchase Agreement, the Company respectfully points out that the description on page 13 is a plain English version of the provision. The Company has expanded the description of the commitment fee payable under the Share Purchase Agreement to emphasize that the full $800,000 fee must be paid regardless of whether the Company draws down any amounts under the facility.

Amendment No 1. to Registration Statement on Form S-1

Prospectus Summary

Forward Purchase Agreement, page 11

1.	We note your revised disclosure in response to prior comment 4 and reissue it in part. Please disclose the net proceeds to the Company from the Forward Purchase Agreement and the FPA Funding Amount PIPE Subscription Agreement arrangements. Also, add risk factor disclosure to address the risks associated with these arrangements.

The Company has added disclosure regarding the net proceeds received from the Forward Purchase Agreement on pages 12 and 52 and has added risk factor disclosure on pages 26 and 29.

2.	We note you entered into the Forward Purchase Agreement with Meteora, in part, to purchase Oxbridge Class A ordinary shares to reduce redemption rates. Please provide your analysis on how such purchases complied with Rule 14e-5.

The Company respectfully advises the Staff that Rule 14e-5 did not prohibit the purchases completed pursuant to the Forward Purchase Agreement with Meteora. Based on the Staff’s guidance in Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022) and prior discussions we understand that counsel for Oxbridge had with the Staff in connection with similar transactions, we understand that the Staff views SPAC redemption provisions as generally having indicia of being a tender offer, such as a limited period of time for the SPAC shareholders to elect redemption. Rule 14e-5 prohibits the purchase, or arrangement to purchase, subject securities from the time of public announcement of the tender offer until the tender offer expires. Absent a subsequent offering period (within the meaning of Rule 14d-11), a tender offer expires (as provided for in Rule 14d-1(g)(4)) when the minimum time periods, including extensions, have been satisfied and all conditions to the offer have been satisfied or waived. To the extent that the Oxbridge redemption offer constituted a tender offer, the expiration of the redemption offer – the time at which Oxbridge shareholders’ right to redeem expired – would be deemed to be the expiration of the tender offer for purposes of Rule 14e-5. This interpretation is consistent with the guidance given by the Staff in discussions with Oxbridge’s counsel regarding similar transactions.

Pursuant to Article 49.5 of the Amended and Restated Memorandum and Articles of Association of Oxbridge Acquisition Corp., as in effect prior to the Business Combination, the period for the Oxbridge shareholders to exercise their right to redeem their shares ended at 5:00 p.m. Eastern Time on Wednesday, August 2, 2023, two business days prior to Oxbridge’s extraordinary general meeting of shareholders, which was held to vote on the Business Combination and related matters. Due to a large number of shareholders electing to redeem their shares and Oxbridge’s inability to find alternative financing to support the Business Combination, Oxbridge entered into the Forward Purchase Agreement with Meteora on August 6, 2023. Prior to the redemption deadline, Oxbridge did not negotiate entering into any forward purchase agreements. All related discussions took place after the redemption deadline. After the Forward Purchase Agreement was finalized and executed, on Monday August 7, 2023 (pre-market) Oxbridge filed a Current Report on Form 8-K disclosing the material terms of the agreement, including with respect to any shares Meteora would purchase from third parties in the open market, and noting that the Forward Purchase Agreement was structured, and all activity in connection with the agreement was undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5. Any purchases by Meteora of shares in the open market effected under the Forward Purchase Agreement (i.e. with respect to the “recycled shares”) were made after public disclosure regarding the agreement and its terms.

The Company respectfully advises the Staff that at no time prior to the redemption deadline described above did any “covered person” (as defined in Rule 14e-5) purchase or arrange to purchase any subject securities or any related securities within the meaning of Rule 14e-5 (except as part of the SPAC redemption offer). Oxbridge arranged, and entered into, the Forward Purchase Agreement after the expiration of the redemption period (i.e. the potential tender offer) (the August 2 redemption deadline described above), and no party to the agreement purchased any Oxbridge securities from existing Oxbridge shareholders prior to entering into the agreement. Therefore, Rule 14e-5 did not prohibit the entry into the agreement or any subsequent purchases of securities under the agreement.

Plan of Distribution

GEM, page 94

3.	We note your revised disclosure in response to prior comment 11 that GEM may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Please revise to indicate that GEM is an underwriter.

The Company has revised the disclosure on page 92 to state that GEM is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

4.	We note your revised disclosure in response to prior comment 12 and reissue it in part. Please revise your prospectus to disclose that Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the Company’s securities from purchasing shares in the open market while the equity line is in effect. Also, while you indicate in your response letter that you have revised your disclosure to describe the contractual provisions applicable to GEM with respect to market activities, we do not see this revised disclosure in your prospectus. Please revise your prospectus accordingly.

The Company has revised the disclosure on page 92 as requested by the Staff and added the disclosure regarding the contractual provisions applicable to GEM.

General

5.	We note your response to prior comment 9 and reissue it in part. Please disclose the potential profit the selling stockholders will earn based on the current trading price due to differences in the purchase prices and the current trading price.

The Company has added disclosure in “Risk Factors” on page 29 to indicate the potential profit of the selling stockholders, assuming they were to sell their shares at current market prices. Since many of the selling stockholders acquired their securities or will acquire their securities at prices above the current trading price, the Company has not included potential loss calculations for such holdings.

Thank you again for the opportunity to respond to your questions to the Registration Statement of Jet.AI Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.